UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Meru Networks, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

59047Q103

(CUSIP Number)

Toan Tran
Stephen White
Castle Union LLC
676 N Michigan Ave, Suite 3605
Chicago, IL 60611
(312) 765-7032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59047Q103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Union Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 236,399
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 236,399
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,399
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 59047Q103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Union Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,175,663
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,175,663
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,663
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 59047Q103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Union LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,412,062
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,412,062
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,062
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 59047Q103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toan Tran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,412,062
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,412,062
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,062
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 59047Q103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,412,062
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,412,062
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,062
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). The Amendment No. 3 amends the Schedule 13D as specifically set forth. Except as otherwise provided therein, each Item of the Schedule 13D remains unchanged.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

The aggregate purchase price of the 1,412,062 Shares owned by CUP and CUP II is approximately $5,193,885.23.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)	As of the close of business on March 10, 2015 CUP beneficially owns 236,399 Shares, constituting approximately 0.9% of the Shares outstanding. As of the close of business on March 10, 2015, CUP II beneficially owns 1,175,663 Shares, constituting approximately 4.8% of the Shares outstanding. Because of their relationships with CUP and CUP II, as discussed in further detail in Item 2, each of CU and Messrs. Tran and White may be deemed to beneficially own the Shares beneficially owned by CUP and CUP II.

(b)	Schedule A annexed hereto lists all transactions in the Shares during the past sixty days and not otherwise disclosed in previous filings by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirely as follows:

On March 10, 2015, CUP, CUP II, CU, and Messrs. Tran and White entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.2            Joint Filing Agreement by and among Castle Union Partners, L.P., Castle Union Partners II, L.P., Castle Union LLC, Toan Tran, and Stephen White, dated March 10, 2015.

CUSIP No. 59047Q103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Castle Union Partners, L.P.

/s/ Toan Tran
Toan Tran

Co-Managing Member
Title

March 10, 2015
Date

Castle Union Partners II, L.P.

/s/ Toan Tran
Toan Tran

Co-Managing Member
Title

March 10, 2015
Date

Castle Union LLC

/s/ Toan Tran
Toan Tran

Co-Managing Member
Title

March 10, 2015
Date

Toan Tran

/s/ Toan Tran
Toan Tran

March 10, 2015
Date

Stephen White

/s/ Stephen White
Stephen White

March 10, 2015
Date

SCHEDULE A

Transactions in the Shares

Transaction	Securities Purchased(Sold)	Price Per Share ($)	Date of Transaction

		Castle Union Partners, L.P.

Sale	(133)	2.7868	2/11/2015
Sale	(447)	2.8	2/12/2015
Sale	(2,384)	2.7572	2/12/2015
Sale	(712)	2.7406	2/13/2015
Sale	(2,498)	2.7559	2/17/2015
Sale	(703)	2.7896	2/18/2015
Sale	(741)	2.7896	2/18/2015
Sale	(352)	2.7705	2/19/2015
Sale	(4,778)	2.8119	2/20/2015
Sale	(4,387)	2.6704	2/23/2015
Sale	(3,800)	2.67	2/24/2015
Sale	(703)	2.6815	2/25/2015
Sale	(1,966)	2.6323	3/5/2015
Sale	(32,495)	1.7923	3/9/2015
Sale	(10,500)	1.5	3/10/2015

		Castle Union Partners II, L.P.

Sale	(1,267)	2.79	2/11/2015
Sale	(4,253)	2.80	2/12/2015
Sale	(22,716)	2.76	2/12/2015
Sale	(6,788)	2.74	2/13/2015
Sale	(23,802)	2.76	2/17/2015
Sale	(6,697)	2.79	2/18/2015
Sale	(7,059)	2.79	2/18/2015
Sale	(3,348)	2.77	2/19/2015
Sale	(45,517)	2.81	2/20/2015
Sale	(41,790)	2.67	2/23/2015
Sale	(36,200)	2.67	2/24/2015
Sale	(6,697)	2.68	2/25/2015
Sale	(18,734)	2.63	3/5/2015
Sale	(309,557)	1.79	3/9/2015
Sale	(89,500)	1.50	3/10/2015